The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: david.baum@alston.com

August 16, 2019

VIA E-mail and EDGAR

Alberto Zapata

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Alberto Zapata

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 , filed on August 2, 2019

File Numbers 333-174926, 811-22549

Dear Mr. Zapata:

This letter is in response to comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on August 14, 2019 (the “Comments”), relating to the Preliminary Proxy Statement on Schedule 14A filed on August 2, 2019, regarding the Balter European L/S Small Cap Fund (the “Fund”), a series of the Trust. A revised Proxy Statement reflecting these changes will be filed subsequent to this correspondence

General Comments

Comment #1

The Preliminary Proxy Statement did not contain a proxy card. Please submit the proxy card with your response.

Response #1

The Registrant has provided the proxy card as requested. See Exhibit A attached.

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Q&A

Comment #2

Under “What is happening?”, please clarify that the impetus for the change in advisers comes from Balter Liquid Alternatives, LLC (“BLA”) and that the Fund is not making the change because of performance or other issues with BLA.

Response #2

The Registrant has clarified the language as requested. Please see the modified disclosure below:

A. Balter Liquid Alternatives, LLC (“BLA”), the adviser to the Fund, notified the Board of Trustees of the Trust (the “Board”) that it wished to exit the business of advising mutual funds and to step down as the investment adviser to the Fund, and that F/m Investments, LLC (“F/m”) wished to become the successor investment adviser. S.W. Mitchell Capital (“SWMC”), the Fund’s current sub-adviser, approves of the proposed adviser change and will remain as the Fund’s sub-adviser, assuming shareholder approval. Accordingly, the Board voted to approve F/m to replace BLA as adviser to the Fund, subject to shareholder approval, and also voted to approve a new sub-advisory agreement between F/m and SWMC, subject to shareholder approval. This proposed change is being proposed because of BLA’s expressed desire to exit the business of advising mutual funds and was not initiated by the Board because of any issues with BLA as the adviser.

Comment #3

Please address supplementally whether there is any affiliation between BLA and the proposed new investment adviser, F/m Investments, LLC (“F/m”).

Response #3

The Registrant confirms that there is no affiliation between BLA and F/m.

Comment #4

Under “How will the change in the adviser affect the Fund/”, please consider breaking this paragraph out into multiple paragraphs to improve readability.

Response #4

The requested change has been made.

Comment #5

In “What will happen if shareholders do not approve the one or more of the Proposals?”, there is a typo in the question and answer.

Response #5

We have corrected the typographical errors.

Proxy Statement – Summary of the Proposal

Comment #6

Was the sole shareholder of the Fund initially approving the current advisory agreement the “seed investor?” Please clarify who the sole shareholder was in the proxy statement.

Response #6

The initial sole shareholder of the Fund was BLA, not the seed investor. The language in the proxy statement has been revised as requested. Please see revised disclosure below:

The existing advisory agreement, dated as of May 21, 2015, as amended October 22, 2015, and April 18, 2017, between the Trust, on behalf of the Fund, and BLA (the “Current Advisory Agreement”), would be terminated in the event shareholders approve the New Advisory Agreement. The Current Advisory Agreement was last approved by the initial sole shareholder of the Fund, which, in this case, was BLA, on December 30, 2015, and most recently renewed at a board meeting held on April 16-17, 2019. As a result of BLA’s request, and in order to provide for the uninterrupted management of the Fund, the Board, at the Board Meeting (i) approved the New Advisory Agreement with F/m, subject to shareholder approval, and (ii) voted to recommend that shareholders approve the New Advisory Agreement for the Fund. The New Advisory Agreement is substantially identical to the Current Advisory Agreement in all material respects, except for F/m replacing BLA as a party, the new name of the Fund, the date of execution, effectiveness and term. The effective date of the New Advisory Agreement is expected to be October 1, 2019, or such later date after shareholders approve the New Advisory Agreement, although there is no guarantee that shareholders will approve the New Advisory Agreement. Additionally, F/m has agreed to enter into, upon approval of the New Advisory Agreement, a new expense limitation agreement on the same terms as is currently in place with BLA, except that it would be extended until February 28, 2022.

Proxy Statement – Investment Advisory Agreement

Comment #7

Please make sure that you have addressed Item 22(c)(13) of Schedule 14A by disclosing the aggregate amount of commissions paid to affiliated broker-dealers, if any.

Response #7

The Registrant confirms that the Fund has not paid commissions to any affiliated broker-dealer.

Proxy Statement – Information Concerning F/m

Comment #8

Please state whether F/m is advising other mutual funds or if this is this fund. Also, please note private fund experience, if any.

Response #8

The Registrant confirms that F/m is a newly formed and registered investment adviser and that the Fund would be its first client. The Registrant has made the requested change. Please see the revised disclosure below:

F/m, a Delaware limited liability company founded in 2019, is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. F/m’s principal place of business, as well as that of its owner, F/m Acceleration, LLC, is 3050 K Street NW, Suite W-170, Washington, DC 20007. F/m is a newly formed and registered investment adviser. The Fund would be F/m’s first client.

F/m Acceleration, LLC is a joint venture by and between The 4100 Group and DCincy, LLC. Each of The 4100 Group and DCincy, LLC has a control share (as that term is used under the federal securities laws) of F/m. The 4100 Group is a for-profit subsidiary of Delta Dental of Michigan. Delta Dental of Michigan and its affiliates in Arkansas, Indiana, Kentucky, New Mexico, North Carolina, Ohio and Tennessee make up one of the largest dental plan administrators in the nation. DCincy, LLC is a Delaware limited liability company owned in equal shares by the principal officers of F/m.

The names and titles and principal occupations of the principal executive officers of F/m are set forth below. The address of each such person is 3050 K Street NW, Suite W-170, Washington, DC 20007.

NAME	TITLE
David L. Littleton, JD, CPA	Chief Executive Officer
Alexander R. Morris	President and Chief Investment Officer
Matthew A. Swendiman, CFA	Chief Compliance Officer

David L. Littleton, JD, CPA

Mr. Littleton is a founder and partner in Key Bridge Compliance, LLC (“KBC”), an outsourced compliance solution for registered investment advisers, as well as F/m Acceleration (d/b/a F/m Partners), a back- and middle-office solution for registered investment advisers, and F/m. Mr. Littleton is also a founder and Managing Director of Rowhouse Capital Management since 2015 where he helped setup, with partner Alex Morris, Vestmark Advisory Solutions, Inc., an SEC registered adviser that serves as a distribution platform for 130 asset management firms and a central hub for wealth managers seeking vetted third party investment strategies.

Previously, Mr. Littleton served as CFO of Fortigent LLC, a start-up providing technology and investment research to financial advisors and regional banks, having joined the firm in 2006. Before Fortigent, Mr. Littleton served as the Chief Operating Officer of Nylon Capital, a London-based hedge fund management firm backed by Barclays Bank.

Mr. Littleton began his career with Ernst & Young, then practiced law for five years with Hogan Lovells (formerly Hogan & Hartson). In 1999, David joined the executive management team of a VC-funded technology venture called The Away Network.

Alexander R. Morris

Mr. Morris is also a founder and partner in KBC as well as a founder and Managing Director of Rowhouse Capital Management since 2015.

Previously, Mr. Morris was at Fortigent, LLC, joining in the firm in 2011 and where he served in a corporate development role, developing and executing a new business strategy and product offering as well as leading significant aspects of the firm’s successful sale to LPL Financial.

Mr. Morris began his career in 2006 with Europe-based alternative asset manager Caliburn Capital Partners, where he helped to establish four class-leading investment funds, open offices in North America and Asia, and grow AUM to $2B. Caliburn’s flagship Strategic and Global Inefficiencies fund invested in emerging asset managers. In 2008, Mr. Morris joined Longville Investments, a private equity firm supporting European family offices with fundamental analysis, transaction execution and long term capital management. In 2009, Mr. Morris returned to the US to launch the family office practice of Pacific Capital Bancorp, and to define the bank’s wealth management strategy. Mr. Morris then joined the Financial Services Practice of Hitachi Consulting Corp. as a senior level business consultant advising clients on corporate strategy and acquisitions.

Matthew A. Swendiman, CFA

Mr. Swendiman is also a founder and partner in KBC.

Mr. Swendiman began his investment management career in 1996 with BISYS Fund Services, a mutual fund administrator, where he worked in the transfer agent and legal and compliance department. Thereafter, he served as counsel to Conseco Capital Management, a multi-billion dollar institutional investment management firm.

In 2002, Mr. Swendiman joined The Phoenix Companies, where he ultimately served as Chief Legal Officer and Secretary for the Phoenix (now Virtus) mutual fund complex. Mr. Swendiman later served as an investment management associate at K&L Gates, an international law firm. In 2006, he joined Fifth Third Bank, where he served as the Chief Administrative Officer for Fifth Third’s institutional investment management business. He also provided legal support to Fifth Third’s broker-dealer, insurance and custody operations and served as Secretary and Chief Legal Officer to the Fifth Third Funds, a mutual fund trust with twenty-four series. Following a stint as COO to a $500 million Cincinnati-based registered investment adviser, Matt founded Graydon Compliance Solutions, LLC, an outsourced compliance consultancy offering services to RIAs in the United States and United Kingdom.

Comment #9

Please confirm if any of the owners of F/m identified in the second paragraph of this section are affiliated with BLA.

Response #9

The Registrant confirms that none of the owners of F/m are affiliated with BLA.

Proxy Statement – Evaluation by the Board of Trustees – New Advisory Agreement

Comment #10

Please confirm that you have addressed Item 22(c)(6) of Schedule 14A by disclosing any material interest of any trustee of the Fund in any material transactions since the beginning of the most recently completed fiscal year or any material proposed transactions to which BLA, F/m or any of their affiliates was or is a party.

Response #10

The Registrant confirms that there are no such material interests required to be disclosed.

Comment #11

Please discuss any adverse considerations addressed by the Board.

Response #11

The Registrant believes that the disclosure includes in reasonable detail the material factors considered by the Board in considering whether to approve the New Advisory agreement and the New Sub-Advisory Agreement.

Comment #12

Please consider breaking up the “Nature, Extent and Quality of Services” section into multiple paragraphs to improve readability.

Response #12

The Registrant has made the requested change.

Comment #13

On page 11, in the “Nature, Extent and Quality of Services” section, it states that “The Board reviewed the sub-advisory arrangements and oversight and discussed F/m’s policies . . . “ Please clarify “oversight” in this sentence.

Response #13

In response to your comment the Registrant has modified the disclosure as follows:

Nature, Extent and Quality of Services. The Board reviewed materials provided by F/m related to the approval of the New Advisory Agreement, including its Form ADV, a description of the manner in which investment decisions are made and executed and a review of the personnel who will be performing services for the Fund, including the team of individuals that will primarily monitor and execute the investment process and will provide oversight of the sub-adviser, SWMC. The Board then discussed the extent of F/m’s research capabilities, the quality of its compliance infrastructure and the experience of its fund management personnel. The Board considered F/m’s specific responsibilities in all aspects of the day-to-day management of the Fund, including F/m’s oversight of the Fund's sub-adviser to ensure that the sub-adviser adheres to the Fund’s investment strategy. Additionally, the Board received satisfactory responses from F/m with respect to a series of important questions, including: whether F/m is involved in any lawsuits or pending regulatory actions; whether the management of other accounts would conflict with F/m’s management of the Fund; and whether F/m has procedures in place to adequately allocate trades among its respective clients, with the Board noting that F/m currently has no other clients.

The Board reviewed the descriptions provided by F/m of its practices for monitoring compliance with the Fund’s investment strategies and limitations and oversight of SWMC, noting that F/m’s chief compliance officer will routinely review the sub-adviser’s performance of its duties with respect to the Fund to ensure compliance under F/m’s compliance program. The Board reviewed the sub-advisory arrangement~~s and oversight~~ and discussed F/m’s policies, procedures and overall compliance program with the CCO of the Trust. The Board noted that the CCO of the Trust had provided comments to F/m’s compliance manual, which representatives of F/m had stated to the Board would be adopted by F/m, and represented that subject to such revisions being made, F/m’s policies and procedures were reasonably designed to prevent violations of applicable securities laws. The Board also noted F/m’s representation that the prospectus and statement of additional information for the Fund accurately describe the investment strategies of the Fund. The Board then reviewed the capitalization of F/m based on financial information and other materials provided and discussed these with F/m, and concluded that F/m was sufficiently well-capitalized, or that its control persons or principals had the ability to make additional contributions in order to meet its obligations to the Fund.

The Board concluded that F/m had sufficient quality and depth of personnel, resources, investment methods and compliance policies and procedures necessary to perform its duties under the New Advisory Agreement and that the nature, overall quality and extent of the management and oversight services to be provided by F/m were satisfactory.

Comment #14

On page 11, in the “Performance” section, please address whether there were deliberations on selecting an investment adviser with no track record vs. selecting an investment adviser with a track record.

Response #14

The Registrant believes that the disclosure includes in reasonable detail the material factors considered by the Board in considering whether to approve the New Advisory Agreement. The Board did not deliberate on whether to choose an adviser without a performance track record vs. choosing an adviser with a performance track record as (i) there was no other option before the Board, and (ii), as noted in the proxy statement, the Board determined that performance was more relevant with respect to the selection of the sub-adviser as, in this case, the sub-adviser under consideration had been the sub-adviser of the Fund responsible for portfolio management since the Fund’s inception and would continue to be responsible for portfolio management.

Comment #15

In the “Fees and Expenses” section, the last sentence states “After further consideration, it was the consensus of the Board that, based on the experience and expertise of F/m’s personnel, and the services provided by F/m to the Fund, the advisory fee to be charged by F/m to the Fund was not unreasonable.” Please elaborate on the “experience and expertise” noted in this sentence.

Response #15

The Registrant believes that the disclosure includes in reasonable detail the material factors considered by the Board in considering whether to approve the New Advisory Agreement. The Registrant, however, has added additional disclosure regarding the experience of F/m’s personnel to the proxy statement. Please see the response to Comment #8 above.

Proxy Statement – Evaluation by the Board of Trustees – New Sub-Advisory Agreement

Comment #16

Please clearly describe the roles of the adviser and sub-adviser in implementing the strategy of the Fund.

Response #16

The Registrant believes that the disclosure includes in reasonable detail the material factors considered by the Board in considering whether to approve the New Advisory Agreement and the New Sub-Advisory Agreement. Additionally, the Registrant believes that this relationship is adequately described in the “Background” section on page 6 of the proxy statement, however, the Registrant has made a few revisions to the disclosure in that section as noted below.

BLA currently serves as the investment adviser to the Fund and manages the Fund’s investments and provides oversight of the Fund’s investment sub-adviser, subject to the supervision of the Board of Trustees (the “Board”) of the Trust. SWMC, as the investment sub-adviser of the Fund, is responsible for making all of the investment decisions for the Fund’s assets. At a board meeting held on July 25-26, 2019 (the “Board Meeting”), BLA advised the Board of the Trust that it would like to step down as adviser to the Fund, and recommended that F/m replace it as adviser. BLA informed the Board that it was making this request because it is currently exiting the investment advisory business due to uncertainty involving a “seed investor” which could potentially affect its ability to provide services to the Fund and other funds in the future. BLA believes that this transition is in the best interest of the Fund and its shareholders as it will provide continuity for the Fund.

Comment #17

In the “Performance” section, please add any discussions the Board may have had in concluding that performance was satisfactory despite the Fund’s performance track record.

Response #17

The Registrant has modified the disclosure as follows:

Performance. As the sole sub-adviser to the Fund, the Board considered the Fund’s past performance as well as other factors relating to SWMC’s track record. The Board discussed the reports prepared by Broadridge and reviewed the performance of the Fund as compared to its Broadridge selected peer group, Morningstar category and benchmark for the one-year, three year and since-inception periods ended March 31, 2019. The Board noted that the Fund had underperformed its peer group median and Morningstar category median for each period and its benchmark, the MSCI Europe Small Cap Index (the MSCI Europe Small Cap”), for the three year and since inception periods but outperformed its benchmark for the one-year period. The Board noted the challenges facing the European market and that the Fund’s peer group consisted of long/short funds that were not as Europe-focused as the Fund. The Board then noted its discussion with F/m regarding the process F/m would use to monitor SWMC’s performance as well as the fact that recent performance, while lagging the Fund’s peer group, had improved against its benchmark outperforming the MSCI Europe Small Cap Index for the one year period, and concluded that the performance track record of SWMC and the Fund was satisfactory and in-line with the Fund’s investment objective.

Comment #18

In the “Fees and Expenses” section, did the Board consider the expense of current advisory-sub-advisory arrangements with respect to the Fund’s performance track record.

Response #18

The Registrant believes that the disclosure includes in reasonable detail the material factors considered by the Board in considering whether to approve the New Sub-Advisory Agreement.

Proxy Statement – Evaluation by the Board of Trustees – Section 15(f)

Comment #19

Please have counsel provide an analysis of how the payment from F/m to BLA complies with Section 15(f) of the Investment Company Act of 1940, as amended (the “1940 Act”), and how the Board concluded it was reasonable under Section 15(c) of the 1940 Act in approving the advisory agreement. Also, please submit supplementally to the staff the Memorandum of Understanding or other document (the “MOU”) addressing the fee to be paid by F/m to BLA.

Response #19

Section 15(f) of the 1940 Act is a non-exclusive safe harbor that can protect the investment adviser to a mutual fund against claims by fund shareholders that the adviser breached its fiduciary duties by receiving a benefit due to the adviser's sale of its business relating to the rendering of investment advice to the fund.[1] We believe that the receipt of compensation by BLA’s principals from F/m Acceleration, F/m’s parent, for BLA’s efforts to support the appointment of F/m to replace BLA as the investment adviser of the Fund is tantamount to BLA’s sale of its mutual fund advisory business to F/m. We note that it is not mandatory that a mutual fund comply with Section 15(f). Although the Registrant and the Board do not have a duty to ensure compliance with Section 15(f), we believe that there is a reasonable likelihood that the conditions of Section 15(f) will be satisfied for the following reasons.

[1] In particular, Section 15(f) states in relevant part, that an "investment adviser " of a registered investment company or an affiliated person of such adviser " may receive any amount or benefit in connection with the sale of securities of, or a sale of any interest in, such investment adviser " which results in an assignment of an investment advisory contract with such company " if" certain contains are satisfied.

The first condition in Section 15(f) requires that, for a period of at least three years following the advisory contract assignment, at least 75% of the Board's members are not interested persons (as that term is defined in Section 2(a)(19) of the 1940 Act) of the current adviser (which is BLA) or the successor adviser (which, if approved by shareholders, will be F/m). The Board currently satisfies this test and the Board is not aware of any plans to alter the structure of the Board following approval of F/m. Further, the Board has committed to ensuring that at least 75% of the Trustees would not be “interested persons” of BLA or F/m for a period of three years after the approval of the New Advisory Agreement.

The second condition in Section 15(f) requires that, for a period of at least two years following the assignment of the Fund’s Current Advisory Agreement with BLA, "there is not imposed an unfair burden" on the Fund as a result of the transaction giving rise to the assignment.[2] BLA and F/m have presented ample information to indicate that there will be no such unfair burden, including, for example, that the advisory fee rate is identical under both the New Advisory Agreement and the Current Advisory Agreement, F/m's contractual commitment to cap the expense ratio of the Fund at the current expense cap level for a period of more than two years, and BLA and F/m’s commitment to bear all of the costs associated with the approval of the New Advisory Agreement and New Sub-Advisory Agreement.

In approving the New Advisory Agreement, the Board determined that the advisory fee was not unreasonable. While the Board considered the fee to be paid by F/m Acceleration to BLA’s principals in determining the reasonableness of the advisory fee, it did not separately determine the reasonableness of the payment by F/m Acceleration as it is not required to do so under Section 15(c) of the 1940 Act. The Board, however, did conclude, as discussed above, that there was no “unfair burden” on the Fund. Please see revised disclosure below clarify the Board’s consideration of the payment:

Fees and Expenses. As to the costs of the services to be provided by F/m, the Board discussed the comparison of advisory fees and total operating expense data and reviewed the Fund’s proposed advisory fee and overall expenses compared to its peer group and Morningstar category as presented in the Broadridge Reports. The Board noted that although the advisory fee was the highest in its peer group, it was not the highest in its Morningstar category. The Board further noted that F/m would be responsible for paying the sub-adviser out of the advisory fee it receives from the Fund which contributes to the higher advisory fee being charged to the Fund. The Board also reviewed the proposed contractual arrangements for the Fund, which state that F/m has agreed to waive or limit its advisory fee and/or reimburse expenses at least until February 28, 2022, in order to limit net annual operating expenses, exclusive of certain fees, so as not to exceed 2.24% and 2.54% of the Fund’s average annual net assets for Institutional and Investor Class Shares, respectively, and the Board found such arrangements to be beneficial to the Fund’s shareholders. The Board further noted that the advisory fee and expense limitation agreement terms were identical in all material respects to those terms in place under the current advisory agreement and expense limitation agreement with BLA with respect to the Fund except for the term and effective date. The Board also noted that, while F/m’s parent company was paying an ongoing fee to BLA in connection with BLA’s support for F/m’s approval as adviser, such fee was not paid by the Fund and was to be paid out of the parent’s own resources. After further consideration, it was the consensus of the Board that, based on the experience and expertise of F/m’s personnel, and the services

[2] For this purpose, "unfair burden" is defined by Section 15(f) to include any arrangement during that two-year period whereby, as applicable, BLA, F/m or any of their interested persons is entitled to receive from the Fund any compensation, directly or indirectly, other than ordinary compensation for bona fide services.

provided by F/m to the Fund, the advisory fee to be charged by F/m to the Fund was not unreasonable.

Finally, as requested, we have supplementally submitted the MOU to you requesting confidential treatment.

Comment #20

Please provide more detail in this section on the terms of the compensation to be paid BLA by F/m.

Response #20

The Registrant has made the requested change. Please see the revised disclosure below:

In connection with BLA’s efforts to support the appointment of F/m as the new investment adviser of the Fund, F/m will be compensating BLA. Specifically, F/m Acceleration, F/m’s parent, will pay BLA’s principals an ongoing fee, unless the agreement is terminated as a result of breach, out of its own resources, in an amount equal to a set percentage of the net fees, after expenses, waivers and reimbursements, that F/m receives from the Fund, and after F/m recoups any of its expenses associated with its approval as the Fund’s new investment adviser. Section 15(f) of the 1940 Act provides a safe harbor for an investment adviser of a registered investment company (or any affiliated persons of the investment adviser) to receive any amount or benefit in connection with a sale of securities or other interest in the investment adviser, including the sale or assignment of an advisory contract, provided that two conditions are satisfied. First, during the three-year period after the sale, at least 75% of the members of the investment company’s board of directors cannot be “interested persons” (as defined in the 1940 Act) of the investment adviser or its predecessor. Second, an “unfair burden” may not be imposed on the investment company as a result of the sale, or any express or implied terms, conditions or understandings applicable to the sale. The term “unfair burden,” as defined in the 1940 Act, includes any arrangement during the two-year period after the sale whereby the investment adviser (or predecessor or successor adviser), or any “interested person” of the adviser (as defined in the 1940 Act), receives or is entitled to receive any compensation, directly or indirectly, from the investment company or its security holders (other than fees for bona fide investment advisory or other services), or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company (other than ordinary fees for bona fide principal underwriting services).

Board Consideration of Section 15(f) of the 1940 Act. In connection with its approval of the Proxy Statement, the Board also determined that the conditions of Section 15(f) of the 1940 Act were applicable. The Board noted that F/m is compensating BLA in connection with BLA’s efforts to support the appointment of F/m as the new investment adviser of the Fund. The Board reviewed the conditions of Section 15(f) and determined that the following conditions would be complied with after the New Advisory Agreement is approved by shareholders: first, for a period of three years after the New Advisory Agreement has been executed, at least 75% of the Board members of the Trust would not be “interested persons” (as defined in the 1940 Act) of BLA or F/m; and, second, an “unfair burden” would not be imposed upon the Fund or the shareholders as a result of the New Advisory Agreement or any express or implied terms, conditions or understandings applicable thereto. The Board considered that, consistent with the first condition of Section 15(f), the Board was not aware of any plans to alter the structure of the Board following

~~the transaction~~ approval of the New Advisory Agreement. Further, the Board committed to ensuring that at least 75% of the Trustees would not be “interested persons” of BLA or F/m for a period of three years after the approval of the New Advisory Agreement. With respect to the second condition, the Board considered that the New Advisory Agreement and Current Advisory Agreement are substantially similar in all material respects. The only differences are F/m replacing BLA as a party, the new name of the Fund, the date of execution, effectiveness and term. The Board also considered that the sub-adviser, lead portfolio manager and other service providers for the Fund will remain the same. Additionally, the Board noted that BLA and F/m have agreed to bear all of the costs associated with the approval of the New Advisory Agreement and New Sub-Advisory Agreement and, therefore, shareholders of the Fund would not bear any such costs. Finally, the Board noted that F/m and BLA did not and would not receive any fees from the Fund except as fees for bona fide advisory services ~~and shareholder services~~ as currently provided by BLA and to be assumed by F/m. Accordingly the Board concluded that approval of the New Advisory Agreement does not impose an unfair burden on the Fund or its shareholders.

Proxy Statement – Other Information - Cost of Solicitation

Comment #14

Please be sure to disclose the material terms of the proxy solicitor’s contract.

Response #14

The Registrant may engage a proxy solicitor but has not committed to doing so. If the Registrant does engage a proxy solicitor the estimated fees to be paid such solicitor are disclosed in the proxy statement.

***

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact David J. Baum at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum

Attachment

EXHIBIT A

PROXY CARD

PROXY CARD

SIGN, DATE AND VOTE ON THE REVERSE SIDE

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. **PLEASE CAST YOUR PROXY VOTE *TODAY!***

PROXY VOTING OPTIONS

1. **MAIL** your signed and voted proxy back in the postage paid envelope provided

2. **ONLINE** at **proxyonline.com** using your proxy control number found below

3. By **PHONE** when you dial toll-free 1-888-227-9349 to reach an automated touchtone voting line

4. By **PHONE** with a representative when you call toll-free (800) 511-9495 Monday through Friday 9 a.m. to 10 p.m. Eastern time

CONTROL NUMBER

Balter European L/S Small Cap Fund

SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON __________, 2019

The undersigned, revoking previous proxies, if any, with respect to the shares described below, hereby appoints Richard Malinowski and Allyson Stewart, each an attorney, agent, and proxy of the undersigned, with full power of substitution, to vote at the Special Meeting of Shareholders (the "Meeting") of the above mentioned Fund to be held at the office of the Trust's administrator, 80 Arkay Drive, Suite 110, Hauppauge, NY 11788 on __________, 2019 at 10:00 a.m., Eastern time, and at any and all adjournments thereof, all shares of beneficial interest of the **Balter European L/S Small Cap Fund** (the "Fund"), a series of Northern Lights Fund Trust II (the "Trust"), on the proposals set forth below and any other matters properly brought before the Meeting.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES, AND MAY BE REVOKED PRIOR TO ITS EXERCISE BY FILING WITH THE SECRETARY OF THE TRUST AN INSTRUMENT REVOKING THIS PROXY OR A DULY EXECUTED PROXY BEARING A LATER DATE, OR BY APPEARING IN PERSON AND VOTING AT THE MEETING.

Do you have questions? If you have any questions about how to vote your proxy or about the meeting in general, please call toll-free **(800) 511-9495**. Representatives are available to assist you Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

Important Notice Regarding the Availability of Proxy Materials for this Special Meeting of Shareholders to be held on ___________, 2019. The proxy statement for this meeting is available at: https://www.proxyonline.com/docs/Balter.pdf

[PROXY ID NUMBER HERE] [BAR CODE HERE] [CUSIP HERE]

Balter European L/S Small Cap Fund

YOUR SIGNATURE IS REQUIRED FOR YOUR VOTE TO BE COUNTED. Your signature(s) on this should be exactly as your name(s) appear on this Proxy (reverse side). If the shares are held jointly, each holder should sign this Proxy. Attorneys-in-fact, executors, administrators, trustees or guardians should indicate the full title and capacity in which they are signing. The signer(s) also acknowledges receipt of the Proxy Statement.

SIGNATURE (AND TITLE IF APPLICABLE)	DATE
SIGNATURE (IF HELD JOINTLY)	DATE

THIS PROXY IS SOLICITED ON BEHALF OF THE TRUST'S BOARD OF TRUSTEES, AND THE PROPOSALS HAVE BEEN UNANIMOUSLY APPROVED BY THE BOARD OF TRUSTEES AND RECOMMENDED FOR APPROVAL BY SHAREHOLDERS. THIS PROXY WILL, WHEN PROPERLY EXECUTED, BE VOTED AS DIRECTED HEREIN BY THE SIGNING SHAREHOLDER(S). IF NO CONTRARY DIRECTION IS GIVEN WHEN THE DULY EXECUTED PROXY IS RETURNED, THIS PROXY WILL BE VOTED "FOR" THE PROPOSAL AND, IN THE APPOINTED PROXIES' DISCRETION, UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

THE BOARD OF TRUSTEES OF THE TRUST UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSALS.

TO VOTE, MARK CIRCLES BELOW IN BLUE OR BLACK INK AS FOLLOWS. Example: ●

PROPOSAL:

	FOR	AGAINST	ABSTAIN
1. To approve an advisory agreement between the Trust, on behalf of the Fund, and F/m Investments, LLC ("F/m");	O	O	O
2. To approve a new sub-advisory agreement between F/m and S.W. Mitchell Capital, on behalf of the Fund; and	O	O	O
3. To transact such other business as may properly come before the Meeting or any adjournments thereof.			

THANK YOU FOR VOTING

[PROXY ID NUMBER HERE] [BAR CODE HERE] [CUSIP HERE]